UBS Asset Management (Americas), Inc.
One North Wacker Drive
Chicago, IL 60606

Keith A. Weller
Deputy General Counsel
Tel: 312-525 7240
Fax: 312-525 7490

April 23, 2020
Via EDGAR
US Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attn:  Ms. Ashley Vroman-Lee

Re:	UBS Relationship Funds (the “Trust” or “Registrant”) File Nos. 811-09036

Dear Ms. Vroman-Lee:
On behalf of the above-referenced Trust, please find below responses to your comments regarding Post-Effective Amendment No. 77 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the US Securities and Exchange Commission (the “SEC”) on April 30, 2019 pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended.  Each comment is summarized below, followed by the Trust’s response to the comment.  As you discussed with the Trust’s counsel (which received your comments and prepared this response letter), responses that implicate revisions to the disclosure documents will be incorporated into the amendment to be filed by April 29, 2020.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.
1. Comment.  Please list the “Main Risks” by the significance of the risk rather than an alphabetical listing.
 Response.  The disclosure has been revised accordingly.
2. Comment.  Please confirm whether the Funds include derivatives in their 80% policies, as applicable. If so, please confirm that the Fund will use the market value rather than the notional value for derivatives when calculating compliance with the Fund’s 80% policy.
 Response.  Each Fund may include derivatives within their 80% policy as provided in the applicable Part A/prospectus. The value of derivative instruments is calculated for purposes of each Fund’s 80% policy in the same manner that the value of such derivative instruments is calculated according to the Fund’s valuation policies and procedures for purposes of determining the Fund’s net asset value. Derivative instruments are valued at market price (not notional value) and may be fair valued, for purposes of calculating the Fund’s net asset value. The Fund reserves the right to alter how it values derivatives for purposes of its 80% policy based on subsequent guidance from the SEC or Staff or in response to modifications to the Staff’s position.
3. Comment.  Please describe, supplementally, how much each Fund intends to invest in mortgage-backed and asset-backed securities. Given the liquidity profile of such instruments, please explain how each Fund has determined the Fund’s investment strategy is appropriate for an open-end fund.
 Response.  The UBS High Yield Relationship Fund, UBS Global Corporate Bond Relationship Fund, UBS-HALO Emerging Markets Equity Relationship Fund, and UBS Credit Bond Relationship Fund are being deregistered in connection with the next annual update filing. The UBS U.S. Equity Alpha Relationship Fund does not currently intend to invest in mortgage-backed or asset-backed securities.
4. Comment.  Please confirm that the portfolio managers listed in the Part A are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, as required by Item 5(b) of Form N-1A.
 Response.  The Trust confirms that the portfolio managers listed in the Part A are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.
5. Comment.  Please confirm whether any Funds invest in contingent convertible securities as part of their principal investment strategies. If such securities are a principal investment strategy for a Fund, please include appropriate strategy and risk disclosure.
 Response.  The UBS High Yield Relationship Fund, UBS Global Corporate Bond Relationship Fund, UBS-HALO Emerging Markets Equity Relationship Fund, and UBS Credit Bond Relationship Fund are being deregistered in connection with the next annual update filing. The UBS U.S. Equity Alpha Relationship Fund, the sole remaining series, does not consider contingent convertible securities to be part of its principal investment strategy. The Trust notes that the Part B contains disclosure regarding contingent convertible securities.
UBS Global Corporate Bond Relationship Fund
6. Comment.  Please revise the last sentence of the first paragraph under “Principal Investments” to more clearly state that at least 40% of the Fund’s assets will be invested in global securities.

 Response.  The UBS Global Corporate Bond Relationship Fund is being deregistered in connection with the next annual update filing.
UBS-HALO Emerging Markets Equity Relationship Fund
7. Comment.  Please include risks related to initial and secondary public offerings in the Fund’s Part A.
 Response.  The UBS-HALO Emerging Markets Equity Relationship Fund is being deregistered in connection with the next annual update filing.

Please contact Trust counsel, Jamie M. Gershkow of Stradley Ronon Stevens & Young, LLP at (212) 404-0654 if you have any questions or wish to discuss any of the responses presented above.

Respectfully,
/s/ Keith A. Weller
Keith A. Weller
Vice President and Secretary
UBS Relationship Funds

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